U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 333-258528

CUSIP NUMBER 76133Y105

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K
☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2025

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: N/A

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I.	REGISTRANT INFORMATION.

Retinalgenix Technologies, Inc.

Full Name of Registrant

Former Name if Applicable

409 Apollo Beach Blvd. Suite 6

Address of Principal Executive Office (Street and Number)

Apollo Beach, Florida 33572

City, State and Zip Code

PART II.	RULES 12B-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III.	NARRATIVE

The Company is unable to file its Annual Report on Form 10K ended December 31, 2025 by March 31, 2026 without unreasonable effort or expense. The Company requires additional time to finalize its financial statements for such fiscal year ended December 31, 2025.

PART IV.	OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Jerry Katzman	(415) 578-9583

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Company was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes	☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings to be included in the subject report or portion thereof?

☐ Yes	☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Retinalgenix Technologies, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

RETINALGENIX TECHNOLOGIES, INC.

Dated: March 26, 2026	By:	/s/ Jerry Katzman
Jerry Katzman
Chief Executive Officer